UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             The Quiznos Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    749058103
                                 (CUSIP Number)

                                 Cathy S. Krendl
             Krendl Krendl Sachnoff & Way, Professional Corporation
                           370 17th Street, Suite 5350
                             Denver, Colorado 80202
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749058103


1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Michael J. Roberts

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /    /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The Reporting Person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                227,688
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    227,688

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,688

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Sandstone Ventures, LLC

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The Reporting Person is a Colorado limited liability company

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                227,688
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    227,688

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,688

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO (limited liability company)

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          William S. Fagan

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           44,177
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                12,000
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    44,177

                        10.         SHARED DISPOSITIVE POWER

                                    12,000

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,177

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Fagan Capital, Inc.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                         /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a Texas corporation.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                12,000
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    12,000

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Laura A. Fagan

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           53,580
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    53,580

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,580

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Carol A. Armstrong

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                         /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           1,200
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    1,200

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,200

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          James Dvorak

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           4,200
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    4,200

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,200

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Andreas Lawson

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           1,000
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    1,000

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Dr. Thomas O. Sturkie

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                         /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           48,273
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                830
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    48,273

                        10.         SHARED DISPOSITIVE POWER

                                    830

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,103

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.1%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Mary K. Sturkie

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                         /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           100
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                300
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    100

                        10.         SHARED DISPOSITIVE POWER

                                    300

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Keenan Thomas Sturkie -

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                         /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                300
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    300

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Dr. C. Lyn Crooms

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           5,000
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                37,953
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    5,000

                        10.         SHARED DISPOSITIVE POWER

                                    37,953

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          42,953

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.8%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Jo Ann Roberts Crooms -

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                37,123
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    37,123

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,123

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.6%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP No. 749058103

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          LBT Enterprises, Inc.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /   /
                                                           (b) / X /

3.        SEC USE ONLY


4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC

5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                        /   /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          The reporting person is a Georgia corporation.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                830
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    830

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          830

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

          The Statement on Schedule 13D filed on November 29, 2001 (the "Schedule") is hereby amended by this Amendment No. 1 (this "Amendment No. 1") and is filed on behalf of fourteen persons (collectively, the "Filers") consisting of eleven individuals, namely Michael J. Roberts; William S. Fagan, Laura A. Fagan, Carol A. Armstrong, James Dvorak, Andreas Lawson, Dr. Thomas O. Sturkie, Mary K. Sturkie, Keenan Thomas Sturkie, Dr. C. Lyn Crooms and Jo Ann Roberts Crooms and three entities, namely Sandstone Ventures, LLC, Fagan Capital, Inc., and LBT Enterprises, Inc. An Agreement of Joint Filing by and among the Filers is included as Exhibit B hereto and incorporated by reference herein.

          The Filers are making this joint filing pursuant to Rule 13d-1(k)(1) and each disclaims being part of a group. Except as expressly set forth herein, the filing of this Amendment No. 1 shall not be construed as an admission that any of the Filers are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Amendment No. 1. The Filers making this joint filing have agreed to collectively pursue certain actions with respect to the common stock (the "Common Stock") of The Quizno's Corporation (the "Issuer"), as described in Item 4 of the Schedule, as amended by this Amendment No. 1. With the exception of Sandstone and Roberts, none of the Reporting Persons individually own more than 5% of the outstanding Common Stock. In the aggregate, all of the persons making this joint filing own 18.9% of the outstanding Common Stock. Therefore, the Filers are jointly filing this Amendment No. 1 should they later be deemed a group for purposes of Section 13(d) or Section 13(g).


ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following statement:

          On December 3, 2001, FCI executed and delivered to the Issuer and the Special Committee definitive Investment Agreement and Guaranty (collectively, the "Investment Documents") which are attached to this Amendment No. 1 as
Exhibit 7 and 8 and which are incorporated by reference herein. The Investment Documents were delivered under cover of a transmittal letter attached to this Amendment No. 1 as Exhibit 9 and which is incorporated by reference herein. On December 5, 2001, FCI delivered a letter to the Special Committee which confirmed that the offer setforth in the Investment Document had expired pursuant to their terms. The Investment Documents, the transmittal letter and the correspondence to the Special Committee involved no Filer, other than FCI, William S. Fagan and Laura A. Fagan.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Items 7 is hereby amended and supplemented by adding the following exhibits:

             Exhibit B    Agreement of Joint Filing, dated effective as of the
                          6th day of December, 2001 by and among the Filers.

             Exhibit 7    Investment Agreement, dated December 3, 2001.

             Exhibit 8    Guaranty, dated December 3, 2001.

             Exhibit 9    Transmittal Letter, dated December 3, 2001.



                            [SIGNATURE PAGE FOLLOWS]

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 6, 2001

                             SANDSTONE VENTURES, LLC


                                     By:/s/ MICHAEL J. ROBERTS
                                        --------------------------------
                                     Name:  Michael J. Roberts
                                     Title:
                                           -----------------------------


                                     /s/  MICHAEL J. ROBERTS
                                     -----------------------------------
                                          Michael J. Roberts


                                     /s/  WILLIAM S. FAGAN
                                     -----------------------------------
                                          William S. Fagan


                                     FAGAN CAPITAL, INC.


                                     By:/s/  WILLIAM S. FAGAN
                                        --------------------------------
                                     Name:   William S. Fagan
                                     Title:  President


                                     /s/ LAURA A. FAGAN
                                     -----------------------------------
                                         Laura A. Fagan


                                     /s/ CAROL A. ARMSTRONG
                                     -----------------------------------
                                         Carol A. Armstrong


                                     /s/ JAMES DVORAK
                                     -----------------------------------
                                         James Dvorak


                                     /s/ ANDREAS LAWSON
                                     -----------------------------------
                                         Andreas Lawson


                                     /s/ THOMAS O. STURKIE
                                     -----------------------------------
                                         Dr. Thomas O. Sturkie


                                     /s/ MARY K. STURKIE
                                     -----------------------------------
                                         Mary K. Sturkie


                                     /s/ KEENAN THOMAS STURKIE
                                     -----------------------------------
                                         Keenan Thomas Sturkie

                                     /s/ C. LYN CROOMS
                                     -----------------------------------
                                         Dr. C. Lyn Crooms


                                     /s/ JO ANN ROBERTS CROOMS
                                     -----------------------------------
                                         Jo Ann Roberts Crooms


                                     LBT ENTERPRISES, INC.


                                     By:/s/ C. LYN CROOMS
                                        --------------------------------
                                     Name:  Dr. C. Lyn Crooms
                                          ------------------------------
                                     Title:
                                           -----------------------------

                                    EXHIBIT B

                            AGREEMENT OF JOINT FILING

             Pursuant to Regulation 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons (the "Reporting Persons") hereby agree to file with the Securities and Exchange Commission, this Amendment No. 1 (the "Amendment No. 1") to the Statement on Schedule 13D, filed on December 6, 2001 (the "Schedule") to which this Agreement of Joint Filing is attached as an exhibit. Each of the Reporting Persons agrees that the information set forth in the Amendment No. 1 with respect to such person will be true, complete and correct as of the date of the Amendment No. 1 to the best of such Reporting Person's knowledge and belief after reasonable inquiry. Each of the Reporting Persons makes no representation as to the accuracy or adequacy of the information set forth in the Amendment No. 1 with respect to any other Reporting Persons. Each of the Reporting Persons shall promptly notify the other Reporting Persons if any of the information set forth in the Schedule or in the Amendment No. 1 shall be or become inaccurate in any material respect or if he, she or it learns of information which would require an amendment to the Schedule. The Reporting Persons hereby agree that the Amendment No. 1, as so filed, is filed on behalf of each of them. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the 6th day of December, 2001.

                             SANDSTONE VENTURES, LLC


                             By:   /s/ MICHAEL J. ROBERTS
                                --------------------------------
                             Name:     Michael J. Roberts
                             Title:
                                   -----------------------------


                             /s/ MICHAEL J. ROBERTS
                             -----------------------------------
                                 Michael J. Roberts


                             /s/ WILLIAM S. FAGAN
                             -----------------------------------
                                 William S. Fagan


                             FAGAN CAPITAL, INC.


                             By: /s/ WILLIAM S. FAGAN
                                --------------------------------
                             Name:   William S. Fagan
                             Title:  President


                             /s/ LAURA A. FAGAN
                             -----------------------------------
                                 Laura A. Fagan


                             /s/ CAROL A. ARMSTRONG
                             -----------------------------------
                                 Carol A. Armstrong


                             /s/ JAMES DVORAK
                             -----------------------------------
                                 James Dvorak

                             /s/ ANDREAS LAWSON
                             -----------------------------------
                                 Andreas Lawson


                             /s/ THOMAS O. STURKIE
                             -----------------------------------
                                 Dr. Thomas O. Sturkie


                             /s/ MARY K. STURKIE
                             -----------------------------------
                                 Mary K. Sturkie


                             /s/ KEENAN THOMAS STURKIE
                             -----------------------------------
                                 Keenan Thomas Sturkie


                             /s/ C. LYN CROOMS
                             -----------------------------------
                                 Dr. C. Lyn Crooms


                             /s/ JO ANN ROBERTS CROOMS
                             -----------------------------------
                                 Jo Ann Roberts Crooms


                             LBT ENTERPRISES, INC.

                             By: /s/ C. LYN CROOMS
                                --------------------------------
                             Name:   Dr. C. Lyn Crooms
                                ------------------------------
                             Title:
                                ------------------------------

                                    EXHIBIT 7

                              INVESTMENT AGREEMENT

             THIS INVESTMENT AGREEMENT (this "Agreement") dated as of December 3, 2001 is by and among FAGAN CAPITAL, INC., a Texas corporation ("FCI"), THE QUIZNO'S CORPORATION, a Colorado corporation (the "Company") and FIRENZE CORP., a Colorado corporation ("Firenze").

                              W I T N E S S E T H:

             WHEREAS, Firenze and the Company have entered into a First Amended and Restated Agreement and Plan of Merger, dated as of July 2, 2001 (the "Merger Agreement"), pursuant to which Firenze will be merged with and into the Company at the Effective Time (as defined) (the "Merger");

             WHEREAS, pursuant to the Merger Agreement, following the Merger, the separate corporate existence of Firenze will cease and the Company will continue as the surviving corporation (the "Surviving Corporation");

             WHEREAS, the parties hereto desire to amend the Merger Agreement to increase the cash consideration per share of the Company's Common Stock, $.0001 par value per share ("Common Stock"), from $8.50 to $9.50 to be given in exchange for shares of Common Stock, held by the shareholders of the Company (other than the Company, Firenze or any Affiliate of the Company or Firenze) (the "Minority Shareholders") who elect to exchange shares of Common Stock held by them for cash (such shares, the "Cash Election Shares") and to permit Minority Stockholders who elect to retain their shares of Common Stock to retain such Common Stock (which shares shall become shares of common stock, $.0001 par value per share ("Surviving Corporation Common Stock") of the Surviving Corporation), in each case, upon the Effective Time on the terms and conditions to be set forth in the Amended Merger Agreement (as defined herein) and in this Agreement;

             WHEREAS, the parties hereto desire that FCI shall finance the purchase of the Cash Election Shares in the Merger by funding the cash consideration for the Cash Election Shares (the "Cash Consideration");

             WHEREAS, in exchange for funding the Cash Consideration, simultaneously at the Effective Time, FCI shall receive the number of newly issued shares of Surviving Corporation Common Stock equal to the number of Cash Election Shares;

             WHEREAS, as further consideration for the issuance, William S. Fagan and Laura A. Fagan (collectively, the "Fagans") have delivered a Guaranty, guarantying FCI's obligations to fund the Cash Consideration (the "Guaranty").

             NOW, THEREFORE, in consideration of the mutual promises and covenants herein set forth the parties hereto agree as follows:

                                    ARTICLE I

                            MERGER; PURCHASE AND SALE

1.01.     Merger; Purchase and Sale.

          (a) The closing of the Merger and the Issuance (as defined herein) (the "Closing") will become effective in accordance with the terms and subject to the satisfaction or waiver of the conditions set forth in the Amended Merger Agreement and this Agreement, in accordance with the Colorado Business Corporation Act (the "CBCA") and at such time as the Articles of Merger is duly filed with the Colorado Secretary of State (the time the Merger becomes effective being the "Effective Time").

          (b) Upon the terms and subject to the conditions contained herein, at the Effective Time, FCI shall pay in cash to Firenze the Cash Consideration in an amount equal to (i) $9.50 multiplied by (ii) the number of Cash Election Shares. At the Effective Time, simultaneously with the funding of the Cash Consideration, the Surviving Corporation shall issue, in consideration for FCI's funding of the Cash Consideration, freely, transferable, newly issued shares of stock of the Surviving Corporation, fully-paid and non-assessable, of the same class and with the same rights and preferences as those held by the Affiliates of the Surviving Corporation upon and after the Merger equal to a number which represents the same ownership and voting percentage of the Surviving Corporation represented by the Cash Election Shares in the Company immediately prior to the Effective Time of the Merger (the "Issuance").

                                   ARTICLE II

                              CONDITIONS TO CLOSING

          2.01. Conditions to Obligation of the FCI. The obligation of FCI to complete the Issuance is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent:


                (a) Representations and Warranties True. All representations and warranties of the Company and Firenze contained in Article III shall be true and accurate (in all material respects as to those representations that are not qualified by a materiality or equivalent qualifier) as of the Effective Time with the same force and effect as if each such representation and warranty had been made as of the Effective Time, and FCI shall have received at the Closing a certificate of each of (i) the Chief Executive Officer of the Company, and (ii) the President of Firenze to the effect of the foregoing with respect to the representations and warranties of the Company and Firenze, respectively.

                (b) Covenants Performed. Each of the Company and Firenze shall have performed and complied with all covenants, obligations, agreements and conditions required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and FCI shall have received at the Closing a certificate of each of (i) the Chief Executive Officer of the Company, and (ii) the President of Firenze to the effect of the foregoing with respect to the covenants of the Company and Firenze, respectively.

                (c) No Orders. No United States or state court or any other Governmental Entity (as defined herein) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Amended Merger Agreement or this Agreement, and FCI shall have received at the Effective Time a certificate of each of (i) the Chief Executive Officer of the Company, and (ii) the President of Firenze to the effect of the foregoing with respect to the Company and Firenze, respectively.

                (d) Shareholder Approval. The Company Shareholder Approval (as defined herein) shall have been obtained.

                (e) Conditions of the Amended Merger Agreement. All conditions to the obligations of the Company and Firenze to effect the Merger, as set forth in the Amended Merger Agreement, shall have been satisfied in all respects.

                (f) Material Change. The Company shall not have incurred and still be incurring a Material Adverse Change.

          2.02. Conditions to Obligations of the Company and Firenze. The obligations of the Company and Firenze to complete the Issuance are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent:

                (a) Representations and Warranties True. All representations and warranties of FCI contained in Article IV shall be true and accurate (in all material respects as to those representations that are not qualified by a materiality or equivalent qualifier) as of the Effective Time with the same force and effect as if such representation and warranty had been made as of the Effective Time, and the Company and Firenze shall have received at the Closing a certificate of the President of FCI, to the effect of the foregoing.

                (b) Covenants Performed. FCI shall have performed and complied with all covenants, obligations, agreements and conditions required by this Agreement to be performed or complied with by them at or prior to the Effective Time, and the Company and Firenze shall have received at the Closing a certificate of the President of FCI to the effect of the foregoing with respect to FCI.

                (c) Shareholder Approval. The Company Shareholder Approval (as defined herein) shall have been obtained.

                (d) No Orders. No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Amended Merger Agreement or this Agreement, and the Company and Firenze shall have received at the Closing a certificate of the President of FCI to the effect of the foregoing with respect to FCI.

                (e) Conditions of the Amended Merger Agreement. All conditions to the obligations of the Company and Firenze to effect the Merger, as set forth in the Amended Merger Agreement, shall have been satisfied in all respects.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                           OF THE COMPANY AND FIRENZE

          Each of the Company and Firenze represents and warrants to FCI with respect to Section 3.01 through 3.14, individually with respect to itself, and the Company and Firenze represent and warrant with respect to Section 3.15 through 3.19, jointly and severally, as of the date of this Agreement and as of the Effective Time:

          3.01. Organization; Standing and Power. Each of the Company and Firenze is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and Firenze is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified to do business or in good standing (individually, or in the aggregate) would not have a Material Adverse Effect on the Company or on Firenze.

          3.02. Subsidiaries.

                (a) Except as set forth in the exhibits to the Company SEC Documents (as defined in Section 3.15), the Company does not own, directly or indirectly, any capital stock or other ownership interest in any subsidiary which would be required to be listed as a subsidiary of the Company under the rules of the Securities and Exchange Commission (the "SEC") with the filing by the Company of an Annual Report on Form 10-K. The Company's subsidiaries that are corporations are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have the requisite corporate power and authority to carry on their respective businesses as they are now being conducted and to own, operate and lease the assets they now own, operate or hold under lease, except where the failure to be so organized, existing or in good standing would not have a Material Adverse

Effect on the Company. The Company's subsidiaries that are limited liability companies are companies duly organized, validly existing and in good standing under the laws of their respective jurisdictions of formation and have the requisite company power and authority to carry on their respective businesses as they are now being conducted and to own, operate and lease the assets they now own, operate or hold under lease, except where the failure to be so organized, existing or in good standing would not have a Material Adverse Effect on the Company. All the outstanding shares of capital stock or membership interests of the Company's subsidiaries that are owned by the Company or its subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase of any Person other than those that have been waived or otherwise cured or satisfied. All such stock and ownership interests are owned of record and beneficially by the Company or by a direct or indirect wholly owned subsidiary of the Company, free and clear of all liens, pledges, security interests, charges, claims, rights of third parties and other encumbrances of any kind or nature ("Liens"), except as set forth on
Schedule 3.02(a).

                (b) Firenze does not own, directly or indirectly, any capital stock or other ownership interest in any subsidiary.

       3.03.    Capital Structure.

                (a) The authorized capital stock of the Company is as disclosed in the Company SEC Documents and as set forth on Schedule 3.03. Except as disclosed in the Company SEC Documents or as set forth on Schedule 3.03, no shares of capital stock of the Company are authorized, reserved for issuance or issued and outstanding. All issued and outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights. Except as disclosed in the Company SEC Documents or as set forth in Schedule 3.03, the Company does not have outstanding any subscription, option, put, call, warrant or other right or commitment to issue or any obligation or commitment to redeem or purchase, any of its authorized capital stock or any securities convertible into or exchangeable for any of its authorized capital stock. Except as disclosed in the Company SEC Documents or as set forth on Schedule 3.03, there are no shareholder agreements, voting agreements, voting trusts or other similar arrangements to which the Company is a party which have the effect of restricting or limiting the transfer, voting or other rights associated with the capital stock of the Company.

                (b) The authorized capital stock of Firenze consists of ten million (10,000,000) shares of Firenze Common Stock, no par value ("Firenze Common Stock"). As of the date of this Agreement, one thousand (1,000) shares of Firenze Common Stock are issued and outstanding and the sole shareholders of Firenze are Richard E. Schaden and Richard F. Schaden. Except as stated, no shares of capital stock or other equity or voting securities of Firenze are reserved for issuance or outstanding. All outstanding shares of capital stock of Firenze are validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as described above, as of the date of this Agreement there are no outstanding or authorized securities, options, warrants, calls, rights, commitments, preemptive rights, agreements, arrangements or undertakings of any kind to which Firenze is a party, or by which it is bound, obligating Firenze to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or other equity or voting securities of, or other ownership interests in, Firenze or obligating Firenze to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

                (c) The authorized capital stock of the Surviving Corporation consists of the same number of authorized capital stock of the Company immediately prior to the Effective Time. The stock of the Surviving Corporation to be issued to FCI in the Issuance and to be issued in the Merger in exchange for shares of Common Stock other than the Cash Election Shares shall be validly issued, fully paid and nonassessable and will be free of restrictions on transfers or preemptive rights, other than under applicable state and federal securities laws.

          3.04. Authority; Non-contravention. Each of the Company and Firenze has the requisite corporate power and authority to enter into the Amended Merger Agreement and this Agreement and, subject to approval of the Merger and the Amended Merger Agreement by the holders of a majority of the outstanding Company Shares as of the record date for the Company Shareholders Meeting ("Company Shareholder Approval"), to consummate the transactions contemplated hereby and thereby and to take such actions, if any, as shall have been taken with respect to the matters referred to in Section 3.06. The execution and delivery of this Agreement and the Amended Merger Agreement by the Company and Firenze and the consummation by the Company and Firenze of the transactions contemplated by this Agreement and the Amended Merger Agreement have been duly authorized by all necessary corporate action on the part of the Company and Firenze, subject to Company Shareholder Approval. This Agreement and the Amended Merger Agreement have been duly and validly executed and delivered by the Company and Firenze and constitutes a valid and binding obligation of the Company and Firenze enforceable against the Company and Firenze in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws or judicial decisions now or hereafter in effect relating to creditors' rights generally, (ii) the remedy of specific performance and injunctive relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (iii) the enforceability of any indemnification provision contained herein may be limited by applicable federal or state securities laws. The execution and delivery of this Agreement and the Amended Merger Agreement by the Company and Firenze do not, and the consummation of the transactions contemplated by this Agreement and the Amended Merger Agreement and compliance with the provisions of this Agreement and the Amended Merger Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any Lien, upon any of the properties or assets of the Company or Firenze or any of its significant subsidiaries under, any provision of (i) the Articles of Incorporation or By-laws of the Company or of Firenze or any provision of the comparable organizational documents of any of their respective significant subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument, permit, concession, franchise or license applicable, to the Company or to Firenze or any of their respective subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation or arbitration award applicable to the Company or to Firenze or any of their respective subsidiaries or their respective properties or assets, other than, in the case of clause (ii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a Material Adverse Effect on the Company or on Firenze and would not materially impair the ability of the Company or Firenze to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated by this Agreement.

          3.05. Government Approval. No consent, approval, order or authorization of, or registration, declaration, or filing with, any court, administrative agency or commission or other governmental authority or agency, domestic or foreign, including local authorities (each a "Governmental Entity"), is required by or with respect to each of the Company or Firenze in connection with the execution and delivery of this Agreement or the Amended Merger Agreement by the Company or Firenze or the consummation by the Company or Firenze of the transactions contemplated by this Agreement or the Amended Merger Agreement, except for (i) the filing with the SEC of (A) an amendment to the definitive proxy statement on Schedule 14A filed with the SEC on November 5, 2001 relating to the Company Shareholder Approval (such proxy statement as amended or supplemented from time to time, the "Proxy Statement") and (B) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with the Amended Merger Agreement and this Agreement and the transactions contemplated thereby and hereby, and (ii) the filing of the Articles of Merger with the Colorado Secretary of State with respect to the Merger as provided in the CBCA and appropriate documents with the relevant authorities of other states in which the Company or Firenze is qualified to do business and such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not have a Material Adverse Effect on the Company or on Firenze.

          3.06. State Takeover Statutes. Each of the Company and Firenze has taken all action to assure that no takeover or similar provision of the CBCA, will apply to the Merger or any of the other transactions contemplated under the Amended Merger Agreement and this Agreement. Except for the Company Shareholder Approval, no other shareholder action on the part of the Company or Firenze is required for approval of the Merger, the Amended Merger Agreement, this Agreement and the transactions contemplated by the Amended Merger Agreement and this Agreement. Each of the Company and Firenze has also taken such other action with respect to any anti-takeover provisions in their respective By-laws or Articles of Incorporation to the extent necessary to consummate the Merger on the terms set forth in the Amended Merger Agreement and this Agreement.

          3.07. Brokers. Except for Tucker Anthony Sutro Capital Markets, Inc. ("Tucker"), whose fees are to be paid by the Company, no broker, any investment banker or other Person, is entitled to receive from the Company or any of its subsidiaries any investment banking, broker's, finder's or other similar fee or commission in connection with the Amended Merger Agreement and this Agreement or the transactions contemplated by the Amended Merger Agreement and this Agreement, including any fee for any opinion rendered by any investment banker. The engagement letter dated May 1, 2001, between the Company and Tucker, which was provided to Firenze prior to the date of this Agreement, constitutes the entire understanding of the Company and Tucker with respect to the matters referred to therein, and has not been amended or modified, nor will it be amended or modified prior to the Effective Time. No broker, investment banker or other Person, is entitled to receive from Firenze any investment banking, broker's, finder's or other similar fee or commission in connection with the Amended Merger Agreement or this Agreement or the transactions contemplated by the Amended Merger Agreement or this Agreement, including any fee for any opinion rendered by any investment banker.

          3.08. Litigation. Except as disclosed in the Company SEC Documents, there is no claim, suit, action, proceeding or investigation pending or, to the best of the Company's knowledge, threatened against or affecting the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect on the Company or prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by the Amended Merger Agreement or this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having any such effect. There is no claim, suit, action, proceeding or investigation pending or, to the best of Firenze's knowledge, threatened against or affecting Firenze, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Firenze.

          3.09. Taxes. Each of the Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which the Company or any of its subsidiaries is or has been a member, has timely filed all Tax Returns (as defined below) required to be filed by it and has timely paid or deposited (or the Company has paid or deposited on its behalf) all Taxes which are required to be paid or deposited except where the failure to do so would not have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. Each of the Tax Returns filed by the Company or any of its subsidiaries is accurate and complete in all material respects. The most recent consolidated financial statements of the Company contained in the filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements whether or not shown as being due on any Tax Returns. No deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries; no requests for waivers of the time to assess any such Taxes have been granted or are pending; and there are no tax liens upon any assets of the Company or any of its subsidiaries. There are no current examinations of any Tax Return of the Company or any of its subsidiaries being conducted and there are no settlements or any prior examinations which could reasonably be expected to adversely affect any taxable period for which the statute of limitations has not run. As used herein, "Tax" or "Taxes" will mean all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, estimated, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign. As used herein, "Tax Return" will mean any return, report, statement or information required to be filed with any Governmental Entity with respect to Taxes. Firenze has not filed any Tax Returns.

          3.10. Employee Benefit Matters. As used in this Section 3.10, "Firenze" will include Firenze as defined in the preamble of this Agreement and any member of a controlled group or affiliated service group, as defined in
Section 414(b), (c), (m) and (o) of the Code, of which Firenze is a member. Firenze has no employee benefit plan or arrangement.

          3.11. Title to Properties. Firenze does not own or lease any real or personal property except shares of Common Stock which have been contributed and duly transferred to Firenze by Richard E. Schaden and Richard F. Schaden.

          3.12. Undisclosed Liabilities. Firenze does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), required by GAAP to be set forth on a financial statement or in the notes thereto or which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Firenze. Firenze was formed on May 1, 2001 and since the date of inception, Firenze has not conducted any business other than action taken in connection with the Merger.

          3.13. Board and Stockholder Recommendation. The Board of Directors of Firenze, at a meeting duly called and held, has by vote of those directors present (i) determined that the Amended Merger Agreement and this Agreement and the transactions contemplated thereby and hereby, including the Merger and the Issuance, are fair to and in the best interests of the shareholders of Firenze, and (ii) resolved to recommend that the holders of the Firenze's Common Stock approve the Merger and the transactions contemplated under the Amended Merger Agreement and this Agreement. No Persons shall be entitled to exercise dissenters rights under the CBCA pursuant to the Amended Merger Agreement.

          3.14. Shareholder Approval. The shareholders of Firenze have authorized the execution and delivery of the Amended Merger Agreement and this Agreement and have approved the Merger and the transactions contemplated by the Amended Merger Agreement and this Agreement.

          3.15. SEC Documents. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since December 31, 1997 (such documents, together with all exhibits and schedules thereto and documents incorporated by reference therein, collectively referred to herein as the "Company SEC Documents"). As of their respective dates, the Company SEC Documents (including, without limitation, the Company's Annual Report on Form 10KSB and the Proxy Statement) complied in all material respects with the requirements of the Securities Act of 1933 ("Securities Act") or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents (including, without limitation, the Company's Annual Report on Form 10KSB and the Proxy Statement) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Exchange Act Regulation S-X) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and other adjustments described therein).

          3.16. Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents, since March 31, 2001, the Company has conducted its business only in the ordinary course consistent with past practice, and there has not been (i) any material adverse change with respect to the Company, (ii) any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any such executive officer other than in the ordinary course of business, consistent with past practice; or (iii) any damage, destruction or loss not covered by insurance, that has or reasonably could be expected to have a Material Adverse Effect on the Company.

          3.17. Affiliate Transaction. Other than the Merger and transactions described in the Proxy Statement, there are no transaction or proposed transaction involving the Company, its subsidiaries and/or any of either of their Affiliates.

          3.18. Merger Agreement. During the period starting from the date of the Merger Agreement until the date of this Agreement, neither the Company nor Firenze has amended, modified or waived any terms or conditions set forth in the Merger Agreement.

          3.19. Full Disclosure. The information furnished by or on behalf of the Company, Firenze and their respective Affiliates in the SEC Documents and in connection with the transactions contemplated by the Amended Merger Agreement and this Agreement and the representations and warranties made by the Company and Firenze in the Amended Merger Agreement and this Agreement do not contain any untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the statements made, in the context in which they were made, not false or misleading. There is no fact which the Company, Firenze or any of their Affiliates have not disclosed to FCI in writing which has an adverse effect, or so far as any of the Company, Firenze or any of their Affiliates can foresee, is likely to have an adverse affect, on the Company, Firenze or FCI or the ability of the Company, Firenze or FCI to perform this Agreement.

                                   ARTICLE IV

                      REPRESENTATIONS AND WARRANTIES OF FCI

          FCI represents and warrants to the Company and Firenze as of the date of this Agreement and as of the Effective Time:

          4.01. Organization; Standing and Power. FCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has the requisite corporate power and authority to carry on its business as now being conducted. FCI is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified to do business or in good standing (individually, or in the aggregate) would not have a Material Adverse Effect on FCI.

          4.02. Authority; Non-contravention. FCI has the requisite corporate power and authority to enter into this Agreement and, subject to approval of the Merger and the Amended Merger Agreement by the holders of a majority of the outstanding Common Stock of the Company as of the record date for the Company's Shareholders Meeting ("Company Shareholder Approval") and the satisfaction or waiver of the conditions under this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FCI and the consummation by FCI of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of FCI. This Agreement have been duly and validly executed and delivered by FCI and constitutes a valid and binding obligation of FCI enforceable against FCI in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws or judicial decisions now or hereafter in effect relating to creditors' rights generally, (ii) the remedy of specific performance and injunctive relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (iii) the enforceability of any indemnification provision contained herein may be limited by applicable federal or state securities laws. The execution and delivery of this Agreement by FCI do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any Lien, upon any of the properties or assets of FCI, under, any provision of (i) the Articles of Incorporation or By-laws of FCI, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument, permit, concession, franchise or license applicable, to FCI or its properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation or arbitration award applicable to FCI or its properties or assets, other than, in the case of clause (ii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a Material Adverse Effect on FCI and would not materially impair the ability of FCI to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated by this Agreement.

          4.03. Government Approval. No consent, approval, order or authorization of, or registration, declaration, or filing with, any Governmental Entity, is required by or with respect FCI in connection with the execution and delivery of this Agreement or the consummation by FCI of the transactions contemplated by this Agreement, other than consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not have a Material Adverse Effect on FCI.

          4.04. Accredited Investor. FCI acknowledges that the stock of the Surviving Corporation to be issued to it has not been and will not be registered under the Securities Act, in reliance on Section 4(2) or Regulation D thereof, or any other law of the United States or any state or any other jurisdiction thereof, and represents that such Principal Stockholder is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.


                                    ARTICLE V

                    COVENANTS OF THE COMPANY AND THE PARTIES

          5.01. Conduct of Business.

                (a) During the period from the date of this Agreement to the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), the Company will and will cause its subsidiaries to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them, in each case consistent with past practice, to the end that their goodwill and ongoing businesses will be unimpaired to the fullest extent possible at the Effective Time.

                (b) Firenze has been formed specifically to complete the transactions contemplated by the Amended Merger Agreement. During the period from the date of this Agreement to the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), Firenze will not carry on any business other than business required to consummate the Merger and other transactions contemplated by this Agreement.

          5.02. Other Actions. The Company or Firenze will not take, and will cause their respective Affiliates not to take, any action that would, or that could reasonably be expected to, result in any of the representations and warranties of the Company or Firenze set forth in the Amended Merger Agreement and this Agreement becoming untrue.

          5.03. Amendment to the Merger Agreement; Amendment to the Proxy Statement; Shareholder Approval.

                (a) Amendment to the Merger Agreement. The Company and Firenze shall, upon execution and delivery of this Agreement by them, amend and modify the terms of the Merger Agreement to (i) increase the Merger Consideration (as defined in the Merger Agreement ) to $9.50 per share, (ii) allow for the number of authorized capital stock of the Surviving Corporation to be the same number of authorized capital stock of the Company immediately prior to the Effective Time, (iii) provide that each share of outstanding Common Stock that is not a Cash Election Share shall be converted into one share of Surviving Corporation Common Stock on a one-for-one basis (the Merger Agreement as duly amended being the "Amended Merger Agreement"), (iv) eliminate the conversion of Firenze Common Stock into Surviving Corporation Common Stock and (v) eliminate all references to dissenters rights. Other than the amendment described in the preceding sentence, which shall in form and substance reasonably satisfactory to FCI, the Company and Firenze shall not amend, modify or waive any other terms of the Merger Agreement without the written consent of FCI.

                (b) Amendment to the Proxy Statement; Shareholder Meetings. As soon as practicable following the date of this Agreement, the Company will prepare and file with the SEC an amendment to the Proxy Statement making full disclosure of the Amended Merger Agreement, this Agreement and the transactions contemplated thereby and hereby; provided, however, that the Company shall afford FCI a reasonable opportunity to comment thereon prior to such filing. Such amendment shall comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. The Company will, as soon as practicable following the execution and delivery of this Agreement and the Amended Merger Agreement, on dates to be agreed upon between the parties hereto, which dates will be set taking into account the status of pending regulatory matters pertaining to the transactions contemplated hereby, duly call, give notice of, convene and hold the Shareholders Meeting of the Company, in accordance with applicable law, for the purpose of approving the Merger, the Issuance, if necessary, the Amended Merger Agreement, this Agreement, if necessary, and the transactions contemplated thereby and hereby. Subject to the provisions of this Agreement and the Amended Merger Agreement, the Company will, through its Board of Directors, recommend to its shareholders the approval and adoption of the Merger and the Issuance. The parties hereto will coordinate and cooperate with respect to the timing of the Company's Shareholders Meeting and will endeavor to hold such meetings as soon as practical after the date hereof.

                (c) Board Recommendation. The Board may modify its recommendation of the Merger if the Board determines in good faith that the failure to modify its recommendation could be expected to constitute a breach of the Board's fiduciary duties to the Company's shareholders under applicable law.

          5.04. Reasonable Efforts.

                (a) Upon the terms and subject to the conditions set forth in this Agreement, except to the extent otherwise required by United States regulatory considerations and otherwise provided in this Section 5.04(a), each of the parties agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, the Issuance and the other transactions contemplated by the Amended Merger Agreement and this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments (including any required supplemental indentures) necessary to consummate the transactions contemplated by the Amended Merger Agreement and this Agreement.

                (b) Notwithstanding the foregoing, neither party will be required to agree to any consent, approval or waiver that would require such party to take an action that would impair the value that such party reasonably attributes to the Merger, the Issuance and the transactions contemplated under the Amended Merger Agreement and this Agreement. In connection with and without limiting the foregoing, each of the Company and Firenze and its respective Board of Directors will (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger,
(ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, take all action necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by the Amended Merger Agreement and this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and (iii) reasonably cooperate with each other in the arrangements for refinancing any indebtedness of, or obtaining any necessary new financing for, the Company and the Surviving Corporation.

          5.05. Fees and Expenses. Except as provided in Article VI and Article VII, all fees and expenses incurred in connection with the Merger, the Issuance, this Agreement, the Amended Merger Agreement and the transactions contemplated hereby will be paid by the party incurring such fees or expenses, whether or not the Merger or the Issuance is consummated.

          5.06. Notice of Material Change. Each of the parties hereto will give prompt notice to each other, of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Amended Merger Agreement or this Agreement; provided, however, that no such notification will affect the representations or warranties or covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.

          5.07. Purchases of Common Stock of the Other Party. During the period from the date hereof through the Effective Time, except as otherwise allowed under the Amended Merger Agreement, Firenze will not purchase any share of Common Stock, and neither the Company nor any of its subsidiaries or other affiliates will purchase any shares of Firenze Common Stock.

          5.08. Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, neither the Company, Firenze nor any subsidiaries of the Company or Firenze to the extent the same involves a significant transaction involving the Company or Firenze will terminate, amend, modify or waive any provision of any standstill or similar agreement to which it is a party. During such period, the Company, Firenze and any subsidiaries of the Company will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreement and to enforce specifically the terms and provisions thereof in any court having jurisdiction. The Company, the Surviving Corporation, Firenze and their Affiliates will not take any action, directly or indirectly, to cause, or that would likely result in, the Surviving Corporation Common Stock to cease to be registered under
Section 12 of the Exchange Act or to cease to be traded on the New York Stock Exchange or through NASDAQ or otherwise engage in a transaction that would subject the Company or the Surviving Corporation to Rule 13e-3 under the Exchange Act unless the consummation of such transaction is conditioned on the approval of a majority of the shares held by the Minority Shareholders of the Surviving Corporation.

                                   ARTICLE VI

                        TERMINATION, AMENDMENT AND WAIVER

          6.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the shareholders of the Company or by the shareholders of Firenze:

                (a) by mutual written consent of the parties hereto;

                (b) by any of the parties:

                    (i) if the shareholders of the Company fail to give any required approval of the Merger and the transactions contemplated by the Amended Merger Agreement or this Agreement upon a vote at a duly held meeting of shareholders of the Company or at any adjournment thereof,

                    (ii) if any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger; or

                    (iii) if the Issuance shall not have been consummated on or before February 28, 2002, unless the failure to consummate the Issuance is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; provided that no breach by the Company shall relieve Firenze from closing if the breach was previously known to Firenze or its Affiliates or no breach by the Firenze shall relieve the Company from Closing if the breach was previously known to the Company or its Affiliates or, in either case, is the result of actions by the Company, Firenze or its Affiliates prior to the date of this Agreement.

                (c) by FCI, if the Company or Firenze breaches in any material respect any of its representations or warranties herein or fails to perform in any material respect any of its covenants, agreements or obligations under this Agreement which breach is incapable of being cured or cannot be or has not been cured within 20 days after the non-breaching party has given written notice of such breach;

                (d) by the Company or Firenze, if FCI breaches in any material respect any of its representations or warranties herein or fails to perform in any material respect any of its covenants, agreements or obligations under this Agreement which breach is incapable of being cured or cannot be or has not been cured within 20 days after the non-breaching party has given written notice of such breach; or

                (e) by the Company if its Board of Directors determines, in good faith, after consultation with and based upon the advice of legal counsel, that the failure to change its recommendation of the adoption of the Amended Merger Agreement and this Agreement and the Merger could be expected to constitute a breach of its fiduciary duties to the Company's shareholders under applicable law.

       6.02.    Effect of Termination.

                (a) In the event of termination of this Agreement by the Company as provided in Section 6.01(e), the Company shall pay to Firenze and FCI within five business days of such termination all out-of-pocket expenses incurred by Firenze, FCI and their respective Affiliates in connection with this Agreement and not otherwise reimbursed or paid by the Company.

          (b) In the event of termination of this Agreement by the parties as provided in Section 6.01, this Agreement will forthwith become void and have no effect, without any liability or obligation on the part of any of the parties, other than (i) the provisions of Section 6.02(a) and Article VII and
(ii) such termination will not relieve any party hereto for any intentional breach prior to such termination by a party hereto of any of its representations or warranties or any of its covenants or agreements set forth in this Agreement.

          6.03. Amendment. This Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the shareholders of the Company or the shareholders of Firenze; provided, however, that after any such approval, there will be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          6.04. Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or the other acts of the other parties,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso of Section 6.03, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

                                   ARTICLE VII

                                  MISCELLANEOUS

          7.01. Notices. Any notice and similar communications concerning this Agreement ("Notice") will be in writing and will be either (a) delivered in person (including by a nationally recognized courier service such as Federal Express); or (b) sent to the other party by certified mail with return receipt requested. Notices will be delivered or sent as follows or to such other address as a party may hereafter establish by Notice given in the manner prescribed in this Section.

                (a) if to Firenze, to

                    Firenze Corporation
                    1415 Larimer Street
                    Denver, Colorado 80202
                    Attention: Richard E. Schaden

                with a copy to:

                    Moye, Giles, O'Keefe, Vermeire & Gorrell LLP
                    1225 Seventeenth Street Suite 2900
                    Denver, Colorado 80202
                    Attn: John E. Moye, Esq.

                (b) if to the Company, to

                    The Quizno's Corporation
                    1415 Larimer Street
                    Denver, Colorado 80202
                    Attn: Patrick Meyers

                 with a copy to:

                    Brobeck, Phleger & Harrison
                    370 Interlocken Blvd. Suite 500
                    Broomfield, Colorado 80021
                    Attn: Richard Plumridge

                (c) If to FCI:

                    Fagan Capital, Inc.
                    5201 N. O'Connor Blvd, Suite 440
                    Irving, Texas 75039
                    Telephone: (972) 869-3430
                    Telecopy: (972) 869-4066
                    Attn: William S. Fagan, President

                with a copy to:

                    Schulte Roth & Zabel LLP
                    919 Third Avenue
                    New York, New York 10022
                    Attention: Andre Weiss, Esq.
                    Telecopy: (212) 593-5955

          7.02. Definitions. For purposes of this Agreement:

                (a) an "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person and with respect to the Company and Firenze, those Persons listed on Schedule 2.01;

                (b) "knowledge" means, with respect to any matter stated herein to be "to the Company's knowledge," or similar language, the actual knowledge of the Chairman of the Board, the Chief Executive Officer, President, any Vice President, Chief Financial Officer or General Counsel of the Company, with respect to any matter stated herein to be "to Firenze's knowledge," or similar language, the actual knowledge of the Chairman of the Board, the Chief Executive Officer, President, any Vice President or Chief Financial Officer of Firenze and with respect to any matter stated herein to be "to FCI's knowledge," or similar language, the actual knowledge of the Chairman of the Board, the Chief Executive Officer, President, any Vice President or Chief Financial Officer of FCI.

                (c) "Material Adverse Effect" or "Material Adverse Change" means, when used in connection with any Person, any change or effect that is materially adverse to the business, properties, assets, financial condition or results of operations of that Person and its subsidiaries, taken as a whole; provided, however, that none of the following conditions or events shall be deemed in themselves, either alone or in combination, to constitute a Material Adverse Effect or a Material Adverse Change in the Company: (i) the announcement or pendency of the Merger, (ii) conditions affecting the general industry in which the Company participates or the U.S. economy as a whole, (iii) compliance with the terms of, or the taking of any action required or contemplated by, the Amended Merger Agreement or this Agreement, or (iv) a change in the market price or trading volume of the Common Stock.

                (d) "Person" means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or other entity; and

                (e) a "subsidiary" of a Person means any corporation, partnership or other legal entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are directly or indirectly owned by such first mentioned Person.

          7.03. Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference will be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The titles and headings herein are for convenience only. In case of ambiguity or inconsistency, the text rather than the titles or headings will control. Whenever the word "include", "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation".

          7.04. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

         7.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Amended Merger Agreement and the Guaranty (including the documents and instruments referred to herein) (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) are not intended to confer upon any Person other than the parties any rights or remedies hereunder.

          7.06. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          7.07. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties without the prior written consent of the other parties, except that FCI may assign its right under this Agreement to an affiliate of FCI as long as FCI is not relieved of any of its obligations hereunder. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

          7.08. Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States located in the State of Texas or in any other Texas state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal or state court sitting in the State of Texas in the event any dispute between the parties hereto arises out of this Agreement or the Guaranty solely in connection with such a suit between the parties, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the Guaranty in any court other than a Federal or state court sitting in the State of Texas. THE PARTIES AGREE THAT ANY ACTION OR PROCEEDING ARISING OUT OF THIS AGREEMENT WILL BE HEARD BY A COURT SITTING WITHOUT A JURY AND THUS HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

          7.09. Attorneys' Fees. In the event of any dispute hereunder, or any default in the performance of any term or condition of this Agreement, the prevailing party will be entitled to recover all costs and expenses associated therewith, including reasonable attorneys' fees.

          7.10. Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby. The parties will endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

          7.11. Effectiveness. This Agreement shall not be effective unless each of the Company and Firenze shall have executed and delivered to FCI this Agreement on or before 5:00 p.m. (Central Standard Time) on December 5, 2001.

                        [Remainder of the page is blank.]

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

                            THE QUIZNO'S CORPORATION


                             By:
                                ---------------------------------------
                                Name:
                                Title:


                             FIRENZE CORPORATION


                             By:
                                ---------------------------------------
                                Name:
                                Title:


                             FAGAN CAPITAL INC.

                            By: /s/ WILLIAM S. FAGAN
                               ----------------------------------------
                                Name: William S. Fagan
                                Title: President


                                  SCHEDULE 2.01
                                  (Affiliates)

                  Richard E. Schaden
                  Richard F. Schaden
                  Frederick Schaden
                  Timothy M. Schaden
                  Patricia Wisdom
                  Patrick Meyers
                  Levine Leichtman Capital Partners II, L.P.
                  Voting Trust Agreement dated July 14, 1994, as amended

                                SCHEDULE 3.02(a)
                           (Liens on Subsidiary Stock)


All issued and outstanding shares of capital stock in the Company's subsidiaries have been pledged to secure the repayment of debt owed to Levine Leichtman Capital Partners II, L.P. and to Amresco Commercial Finance, Inc.

                                  SCHEDULE 3.03
  (Capital Structure, Shareholder Agreements, Voting Agreements, Voting Trusts)


Capital Structure

Common Stock, $.001 par value; 9,000,000 shares authorized; 2,337,439 shares issued and outstanding at June 21, 2001.

Preferred Stock, $.001 par value; 1,000,000 shares authorized;

         146,000 Series A shares issued and outstanding;
         57,000 Series C shares issued and outstanding;
         3,000 Series D shares issued and outstanding; and 59,000 Series E shares issued and outstanding.

Except as disclosed in the Company SEC Documents, there are no (i) subscriptions, options, puts, calls, warrants or other rights or commitments to issue, redeem or purchase any of the Company's authorized capital stock or securities convertible into or exchangeable for authorized capital stock or (ii) shareholder agreements, voting agreements, voting trusts or similar arrangements to which the Company is a party which have the effect of restricting or limiting the transfer, voting or other rights associated with the Company's capital stock.

                                    EXHIBIT 8


                      William S. Fagan and Laura A. Fagan.
                        5201 N. O'Connor Blvd, Suite 440
                               Irving, Texas 75039
                            Telephone: (972) 869-3430
                            Telecopy: (972) 869-4066



                                                   December 3, 2001

The Quizno's Corporation
1415 Larimer Street
Denver, Colorado 80202
Attn: Patrick Meyers

         Re:   Guaranty
               --------

Gentlemen:

          We, the undersigned (the "Guarantors"), understand that an Investment Agreement, dated as of the date hereof (the "Investment Agreement") has been entered into by and among Fagan Capital, Inc. ("FCI"), The Quizno's Corporation (the "Company") and Firenze Corporation ("Firenze") pursuant to which, among other things, FCI has an obligation to fund the Cash Consideration (as defined in the Investment Agreement) to be provided to the shareholders of the Company's common stock, $0.001 par value ("Common Stock"), who elect to exchange their Common Stock for the Cash Consideration at the effective time of the merger pursuant to a First Amended and Restated Agreement and Plan of Merger dated July 2, 2001, entered into by the Company and Firenze, as such agreement has been amended in accordance with the Investment Agreement.

          The Guarantors hereby jointly and severally guarantees that the Cash Consideration will be paid in accordance with the terms of the Investment Agreement.

          At the Effective Time (as defined in the Investment Agreement), in the event FCI fails to provide the Cash Consideration at the Effective Time, the Guarantors will make payment in lawful money of the United States and in immediately available funds for the purpose of paying the Cash Consideration.

          No amendment of any provision of this Guaranty shall be effective unless it is in writing and signed by the Guarantors and the Company, and no waiver of any provision of this Guaranty, and no consent to any departure by the Guarantors therefrom, shall be effective unless it is in writing and signed by the Guarantors and the Company, and then such waiver or consent shall be effective only in the specific instance for the specific purpose for which given.

          THIS GUARANTY SHALL BE GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

          This Guaranty shall not be effective unless the Investment Agreement shall be effective in accordance with its terms and shall terminate immediately upon the termination of the Investment Agreement.


                                 Very truly yours,


                                 /s/ WILLIAM S. FAGAN
                                 ----------------------------------
                                     William S. Fagan


                                 /s/ LAURA A. FAGAN
                                 ----------------------------------
                                     Laura A. Fagan

Acknowledge by:

The Quizno's Corporation



By:
    --------------------------
    Name:
    Title:

                                    EXHIBIT 9

                               FAGAN CAPITAL, INC.
                        5201 N. O'CONNOR BLVD, SUITE 440
                               IRVING, TEXAS 75039
                               PHONE 972-869-3430
                                FAX 972-869-4066
                                wfagan@swbell.net


December 3, 2001



The Special Committee of Quizno's Corporation
c/o The Quizno's Corporation
1415 Larimer Street
Denver, Colorado 80202
Attention: Mark Bromberg, Chairman of the Special Committee

Re: The Quizno's Corporation
    ------------------------

Gentlemen:

          Enclosed are the Investment Agreement and Guaranty required by the Special Committee, fully executed by FCI and the Fagans, respectively, as demanded by the Special Committee. Note, that these instruments are only effective if Quizno's and Firenze execute and deliver the Investment Agreement by 5:00 PM (Central Standard Time) on December 5, 2001.

          We elected the structure contemplated by the Investment Agreement for several reasons, including that it eliminated the coercive nature of the Schaden proposal, retained the Company's public company status and allowed Quizno's shareholders with the option of remaining with a public company (as opposed to dissenters' appraisal rights). In this regard, we refer you to Section 5.08. We also chose this approach in that it potentially permits the transaction to be completed this year. We are willing to discuss other structures if the one selected is not in the best interests of Quizno's minority shareholders.

          We have not asked for any exclusivity or topping fees given the present circumstances. We assume that for the best interest of Quizno's minority shareholders, you will not give such provisions to any other person, including the Schadens.

          We have attempted unsuccessfully to contact Levine Leichtman to explore the potential of proceeding with a higher priced offer, including the possibility of paying Levine a consent fee to permit our offer to include a put. Any assistance that the Committee can provide in this effort would be appreciated.

          In the interest of efficient distribution, please note that we have faxed the Investment Agreement and the Guaranty, along with this transmittal letter, only to your attorneys at Brobeck. If you have any questions or need any clarification regarding the Investment Agreement or the Guaranty, please contact me at the above number, or my attorney Andre Weiss at 212-756-2431.



                                    Very truly yours,

                                    FAGAN CAPITAL, INC.

                                 /s/ WILLIAM S. FAGAN
                                 ----------------------------------
                                 By: William S. Fagan, President


cc:   Andre Weiss             (fax)  212-593-5955
      John Moye               (fax)  303-292-4510
      Richard Plumridge       (fax)  303-410-2199
      Lexi Methvin            (fax)  303-410-2199